UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

Approval of the Amended and Restated Memorandum and Articles of Association

On December 13, 2021, the Board of Directors of Nam Tai Property Inc., a company incorporated under the laws of the British Virgin Islands (the “Company”), approved amendments to its memorandum and articles of association (the “2021 Amended and Restated Memorandum and Articles of Association”). The amendments include the criteria for independence in a director and a requirement for advance notice in relation to nominations for directors by shareholders and any business to be brought before a meeting by shareholders. A copy of the 2021 Amended and Restated Memorandum and Articles of Association, which became effective upon their registration with the BVI Registrar of Corporate Affairs on December 14, 2021, is attached hereto as Exhibit 3.1. The foregoing description of the amendments is qualified in its entirety by reference to Exhibit 3.1.

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association, dated December 14, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: December 15, 2021	By:	/s/ Steven Parker
Name: Steven Parker
Title: Interim Chief Financial Officer and Authorized Signatory